

The David Movie
November 4 at 7:20 PM ·

We received your nominations, and we want more!

From a brave father willing to face a wild animal to save his daughter to examples of selflessness and service... Stories like these inspire us to spread a message of faith and courage like David's.

Tell us stories of the people who inspire you, and let's celebrate their acts of courage and kindness.

Create a post tagging our page (Instagram: @TheDavidMovieOfficial and Facebook: @TheDavidMovie) and the person you want to nominate. Briefly tell us why you want to celebrate them, and include #DavidAwardNomination so we can follow along.

Stay tuned for our surprise host for The David Awards... Winners announced on November 30th!

Learn more about the making of this film at angel.com/david



BRITTNEY MAEGARZA
Has submitted a #DavidAwardNomination for
her friends, @davidmwhited @stacylwhited
DAVID
HANNAH TERWILLIGER
Has submitted a #DavidAwardNomination for
her father, David Terwilliger

63 · 2 Comments 6 Shares



Like Comment Share







OTHER POSTS

The David Movie was live.
18h ·

David Directors Phil Cunningham and Brent Dawes are getting together for our next Livestream to talk about their vision for this epic animated feature film, and how they are approaching the story and creative process together. Join us for an insider's perspective of the creative "kitchen"!

Learn how you can be a part of this team at Angel.com/david

WELCOME!
DAVID
ANGEL
STUDIOS
Angel.com/david



70 86 Comments 21 Shares

Like Comment Share

 **The David Movie**
20h · 🌐

Today's Livestream will be straight out of the creative "kitchen"!

David directors Phil Cunningham and Brent Dawes are getting together to talk about their vision for this epic animated feature film and how they are approaching the story and creative process together.

You don't want to miss it!
NOV/9th @12 MDT

Learn how you can be a part of this team at angel.com/david



👍❤️ 27   3 Comments 2 Shares

👍 Like   💬 Comment   ↪ Share

 **The David Movie**
November 8 at 7:00 PM · 🌐

Having the courage to try one more time is the key to getting far!
Learn more about David at angel.com/david



👍❤️ Tim Hoffman and 93 others   4 Comments 11 Shares

👍 Like   💬 Comment   ↪ Share

Most Relevant ▼







The David Movie
November 7 at 7:18 PM ·

David is known for his bravery and immense faith in God.

Each of us has a unique and special way of connecting and building a relationship with the great Creator. We hope that this film will inspire people to seek this connection and to find the courage to face any extraordinary odd in their lives.

If you'd like to learn more about the making of this film, go to angel.com/david

248 · 8 Comments · 44 Shares

Like · Comment · Share

 **The David Movie**
November 6 at 7:00 PM · 🌐

WRITER - Kyle Portbury

Kyle first fell in love with cinema at the age of 15 when he found Die Hard on VHS tape in a video store bargain bin. It wore out and was quickly replaced with Rambo First Blood Part 1... after that Sunday afternoons were never the same again.

For the past 16 years, that love has taken Kyle all over the world. As a writer, his work has been recognized with multiple awards including an Emmy. This led to a collaboration with Aaron Adams (The Pipeline TD on David) who introduced Kyle to directors, Phil and Brent. Now finally, The David Movie had the token Australian every film needs 🙂

Kyle hopes that David's story inspires kids and adults to live big, take risks and leave no stone unturned.

Go to angel.com/david to learn more.



  

👍❤️ 113   1 Comment 7 Shares

👍 Like   💬 Comment   ↪ Share

The David Movie
November 5 at 7:00 PM ·

David and Tali - The Bestest of Friends

What heart doesn't melt with a furry pet?

They give us genuine love, comfort and always guarantee a good laugh.

👇 Comment below your favorite story about your pet. 👇

If you want to know more about David go to angel.com/david



👍❤️ Tim Hoffman and 295 others   16 Comments 22 Shares

 Like    Comment    Share

Most Relevant ▼